

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 25, 2023

Darrell Peterson
Chief Executive Officer
InnovaQor, Inc.
400 South Australian Avenue
Suite 800
West Palm Beach, Florida 33401

> **Re: InnovaQor, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 17, 2023**
> **File No. 333-273288**

Dear Darrell Peterson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: J. Thomas Cookson